Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
       Alion Science and Technology Corporation:

We consent to the use of our report dated August 6, 2004, with respect to the balance sheet of Carve-out Business of Identix Public Sector, Inc. as of June 30, 2003, and the related statements of operations, business net worth, and cash flows for the year then ended, included herein.

By:  /s/ KPMG LLP

Chicago, Illinois
August 13, 2004

(Continued)